UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2

AdvisorShares Trust
(Name of Issuer)

AdvisorShares Gartman Gold/Euro ETF
(Title of Class of Securities)

00768Y669
(CUSIP Number)

December 31, 2014
(Date of Event Which Requires Filing of the Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 00768Y669	13G/A	Page 2 of 5 Pages

1.	NAME OF REPORTING PERSONS Toroso Investments, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 32,973
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,973
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.7%
12.	TYPE OF REPORTING PERSON (See Instructions) IA

Cusip No. 00768Y669	13G/A	Page 3 of 5 Pages

Item 1(a).	Name of Issuer: AdvisorShares Trust

Item 1(b).	Address of Issuer’s Principal Executive Offices:

4800 Montgomery Lane, Suite 150
Bethesda, Maryland 20814

Item 2(a).	Name of Person Filing: Toroso Investments, LLC

Item 2(b).	Address of Principal Business Office or, if none, Residence:

551 Fifth Avenue, 20th Floor
New York, New York 10176

Item 2(c).	Citizenship: Delaware

Item 2(d).	Title of Class of Securities: AdvisorShares Gartman Gold/Euro ETF

Item 2(e).	CUSIP Number: 00768Y669

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	[__]	Broker or dealer registered under Section 15 of the Act (15 U.S.C 78o);

	(b)	[__]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C 78c);

	(c)	[__]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C 78c);

	(d)	[__]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e)	[X ]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	[__]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

	(g)	[__]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

	(h)	[__]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	[__]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

	(j)	[__]	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

	(k)	[__]	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: _________________

Cusip No. 00768Y669	13G/A	Page 4 of 5 Pages

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

(b) Percent of Class:

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote:

(ii) shared power to vote or to direct the vote:

(iii) sole power to dispose or to direct the disposition of:

(iv) shared power to dispose or to direct the disposition of:

Ownership as of February 6, 2015 is incorporated herein by reference from items (5) – (9) and (11) of the cover page of this Schedule 13G. Percentage ownership is based on 700,000 shares of the AdvisorShares Gartman Gold/Euro ETF outstanding on February 5, 2015 as reported on the Issuer’s website on February 6, 2015. On December 31, 2014, Toroso had shared dispositive power of 32,973 shares, which was 16.5% of the 200,000 shares then outstanding.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Toroso Investments, LLC (“Toroso”) serves as the discretionary investment adviser to separate account clients of various client types and is responsible for making investment decisions on their behalf. Such clients, however, retain the right under their investment advisory agreement with Toroso to terminate their relationship with Toroso and thus (1) rescind Toroso’s discretionary authority and regain (2) investment power over the shares reported in this Schedule 13G within 60 days of terminating their investment advisory agreement. Consequently, Toroso’s clients have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of the shares reported in this Schedule 13G. Toroso specifically disclaims beneficial ownership in the shares of the AdvisorShares Gartman Gold/Euro ETF reported herein except to the extent of its pecuniary interest therein, if any.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable

Item 8.	Identification and Classification of Members of the Group:

Not Applicable

Item 9.	Notice of Dissolution of Group:

Not Applicable

Cusip No. 00768Y669	13G/A	Page 5 of 5 Pages

Item 10.	Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 6, 2015
(Date)

/s/ Daniel Carlson
(Signature)

Daniel Carlson – Chief Compliance Officer
Name and Title

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